Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice dated December 9, 2008

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

Material Notice

São Paulo, Brazil - December 9th, 2008 - Under the terms of Instruction number 358, from January 3rd, 2002, as amended, from the Brazilian Securities Exchange Commission (“CVM”), ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar”) - (BOVESPA: UGPA4 / NYSE: UGP) hereby informs its Shareholders and the market the following:

Ultrapar has filed with CVM on December 8th, 2008 a registration request for a public offering in Brazil of 120 (one hundred and twenty) promissory notes to be issued by the company in a single series. All notes will be in book-entry form and will have a par value of R$10,000,000.00 (ten million reais), resulting in a total offering of R$1.200.000.000,00 (one billion and two hundred million reais). The notes will be due 360 (three hundred and sixty) days as from the issuance date (“Issuance”) and will bear interest at the accrued variation of the average daily DI rates (inter-financial deposits of one-day), as calculated and published by CETIP, capitalized by 3.6% per year. The Issuance was approved by the Board of Directors Meeting of Ultrapar held on November 27th, 2008, in accordance with the terms of Article 20, “p” of the company's bylaws, whose minutes were filed in the Commercial Board of the State of Sao Paulo under the number 389.169/08-0 on December 2nd, 2008 and whose full text was published in the newspapers “Valor Econômico” and “Diário Oficial do Estado de São Paulo”, on November 28th, 2008.

The proceeds from the Issuance will be exclusively used for the full payment of all outstanding promissory notes of the company.

An initial notice with additional information about the promissory notes and the Issuance was also released on this date. The company will file with the CVM a form including a more detailed description of the terms and conditions of the notes.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

THIS DOCUMENT CONSTITUTES A BRIEF DESCRIPTION OF INFORMATION THAT HAS BEEN PUBLISHED OR HAS BEEN DISTRIBUTED BY ULTRAPAR TO ULTRAPAR SHAREHOLDERS IN BRAZIL AND HAS BEEN FURNISHED TO THE SECURITIES EXCHANGE COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF RULE 13A-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED, OR EXEMPT FROM, OR NOT SUBJECT TO REGISTRATION UNDER THE SECURITIES ACT. THE INFORMATION HEREIN DOES NOT CONSTITUTE AN OFFER OF SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THE SECURITIES, IN THE UNITED STATES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 9, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Material Notice - Issuance)